Exhibit 7.02

June 22, 2015

Board of Directors

Rosetta Stone, Inc.

1919 N. Lynne Street, Suite 700

Arlington, VA 22209-1743

Dear Board of Directors:

Roumell Asset Management, LLC owns over 5% of Rosetta Stone’s (RST) outstanding shares. We are patient, long-term investors in well-capitalized out-of-favor, overlooked and misunderstood securities. We believe RST fits nicely in our portfolio and remains significantly undervalued. We understand why certain private equity firms would be reaching out to the company now given the company’s current market capitalization and recent operational challenges. However, we would only be supportive of a buyout that fairly represents the value of the company and we believe that amount is at a substantial premium to the current price.

Recently we met with new interim CEO, John Hass, Chairman Patrick Gross and Global Enterprise & Education (E&E) President, Judy Verses. It is our view that these individuals make up an exceptionally strong company nucleus. They have a well-articulated, thoughtful and reasonable plan toward profitability with management incentives properly in place. Chairman Gross has impressed us an astute businessman with a long record of success and temperamentally fit to oversee what we believe is a very exciting new phase for the company.

Mr. Hass, with his Goldman Sachs and operational background, appears to us to be well-suited to take advantage of RST’s market opportunity, particularly with the assistance of experienced cost-rationalizer Al Angrisani. To wit, he is proceeding with laser-like focus on the company’s E&E business and combining three current technology platforms into one, which will result in significant cost savings. Mr. Hass understands that the company’s brand is a valuable asset and views Lexia as a likely homerun for the company. Lexia now has eight consecutive quarters of double-digit year-over-year revenue growth with mid-90% renewal rates. The company’s decision to combine Lexia Reading and K-12 language learning into Language Arts (LA), under the direction of proven education builder Mr. Nick Gaehde, makes great sense. Our field checks indicate that Lexia is being very well received in the marketplace and winning business as a result of its demonstrated efficacy through measureable results and consequently becoming more widely known among educators purchasing reading software. Lexia’s revenue has grown from $15 million at the time of purchase to today’s $25 million run rate. Through discussions with knowledgeable investors in the education space, we believe the LA segment itself, roughly $65 million in revenue, is worth more than the company’s current enterprise value. M&A transactions in the space are known to the board and don’t need to be reiterated here.

We were pleased to learn that the company does not view Fit Brains as core to its mission. Given that Fit Brains’ revenue has grown from $2 million to $5 million, it is our belief that selling it for at least its $12 million purchase price should be attainable and provide a nice cash infusion.

In summary, we are very pleased with the Management team’s renewed focus on returning RST to growth and profitability. We also reiterate our patient approach to investing and allowing management time to execute their strategy. However, ultimately Management and the Board of course have a duty to maximize shareholder value and that includes the timely analysis and consideration of all offers to purchase the company at a fair price. We can certainly see a scenario where the combination into a larger organization would create massive value. As such, we believe private equity or a strategic buyer would pay a price at a substantial premium to today’s value. We strongly encourage Management and the Board to address all existing acquisition inquiries. Moreover, we believe an investment banking firm should be immediately engaged to run an independent process and communicate the results of that process back to shareholders in a timely fashion and certainly within 90 days.

We appreciate the significant effort extended by the Board and Management team. We look forward to supporting the success of RST.

Sincerely,

Roumell Asset Management, LLC